Mail Stop 4561
      September 15, 2005

Mr. Daryl R. Forsythe
Chairman and Chief Executive Officer
NBT Bancorp, Inc.
52 South Broad Street
Norwich, New York 13815


Re:	NBT Bancorp, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 16, 2005
	File Number: 000-14703


Dear Mr. Forsythe:


      We have reviewed your filing and have limited our review to the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K, filed on March 16, 2005

Item 1. Business

Nonperforming Assets

1. We note your disclosures regarding the determination of your allowance for loan losses. Please tell us:

* the amount of the specific allowance attributable to your non-performing loans, if any;
* why your provision for loan losses has remained constant over the past several years in view of your net charge-off history; and
* how you have considered the $48.0 million in potential problem loans as of December 31, 2004 in determining your allowance.



* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and




* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz at (202) 824-5477 or me at (202)
942-3490 if you have questions.


Sincerely,


Donald Walker
Senior Assistant Chief Accountant

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Mr. Daryl R. Forsythe
NBT Bancorp, Inc.
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